
SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129


05007410

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

Exemption No.82-5129


SEKISUI HOUSE

News Release

Sekisui House announces share buyback plan

At a board meeting on April 14, 2005, Sekisui House, Ltd. ("Sekisui House") announced pursuant to Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

The plan is part of Sekisui House's activities to increase long-term shareholder value by optimizing capital management.

Outline of share repurchase plan

Class of shares to be repurchased:	Sekisui House ordinary shares
Maximum number of shares:	45,000,000 shares
Maximum value of repurchase:	58, 500 million yen
Purchase schedule:	From April 14, 2005 to April 27, 2005

(Notes)

Treasury stock as of April 14, 2005

Total outstanding shares:	706,531,102 shares
Number of treasury stock:	2,853,976 shares

* * *

For further information, please contact:

Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp


SEKISUI HOUSE

News Release

Sekisui House Announces Stock Repurchase Program
(Repurchase on the Nagoya Stock Exchange in Accordance with the Exchange's Treasury Stock Off-floor Transaction System)

Osaka, April 14, 2005 – Sekisui House, Ltd. announced detail of a share buyback, pursuant to Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code that it will carry out through the Nagoya Stock Exchange in Accordance with the Exchange's Treasury Stock Off-floor Transaction System trading as a part of a previously announced buyback plan.

1. Class of shares to be repurchased: Sekisui House ordinary shares
2. Number of shares to be repurchased: 40,000,000 shares
3. Date of repurchase: April 15, 2005
4. Repurchase price per share: 1,117 yen
5. Repurchase method: Repurchase on the Nagoya Stock Exchange in accordance with the Exchange's Treasury Stock Off-floor Transaction System
6. Disclosure of results of the repurchase operation: April 15, 2005 (after the close of trading)

Note: if the number of shares offered falls short of the number of shares authorized for repurchase, the number of shares offered will be considered to be the number of shares to be repurchased.

For reference

1. Detail of share repurchased plan agreed at board meeting on April 14, 2005

Class of shares to be acquired:	Sekisui House ordinary shares
Maximum number of shares to be acquired:	45,000,000 shares
Maximum total value of shares to be acquired:	58,500 million yen

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

Exemption No.82-5129



News Release

Sekisui House Announces Results of Share Buyback (Repurchase on the Nagoya Stock Exchange in Accordance with the Exchange's Treasury Stock Off-floor Transaction System)

Osaka, April 15, 2005 – Sekisui House, Ltd. yesterday announced that, pursuant to Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code it planned to repurchase ordinary shares. The result of repurchase is as follows:

1. Reason for buyback: To optimize capital management in a changing business environment
2. Class of shares repurchased: Sekisui House ordinary shares
3. Number of shares repurchased: 40,000,000 shares
4. Purchase amount: 44,680,000,000 yen
5. Date of purchase: April 15, 2005
6. Method of purchase: Closing price transaction through the Nagoya Stock Exchange's Treasury Stock Off-floor Transaction

For reference

1. Detail of share repurchase plan agreed at board meeting on April 14, 2005
   Class of shares to be acquired: Sekisui House ordinary shares
   Maximum number of shares to be acquired: 45,000,000 shares
   Maximum total value of shares to be acquired: 58,500 million yen

2. Progress of share repurchase program as of April 15, 2005
   Number of shares: 40,000,000 shares
   Purchase amount: 44,680,000,000 yen

3. Treasury stock as of April 15, 2005, 2005
   Total outstanding shares(excluding treasury stock): 666,527,243 shares
   Number of treasury stock: 42,857,835 shares

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

Exemption No.82-5129


SEKISUI HOUSE

News Release

Sekisui Chemical Co., Ltd.
Sekisui House, Ltd.

Sekisui Chemical and Sekisui House Launch Joint Cost-Reduction Committee

(Two companies join hands to minimize purchasing costs and enhance competitiveness in the housing market)

Osaka, April 15, 2005 - Sekisui Chemical Co., Ltd. ("Sekisui Chemical") and Sekisui House, Ltd. ("Sekisui House") today inaugurated a joint committee on cost containment measures. Conceived in the wake of sharp increases in material prices, the Cost-Reduction Committee is dedicated to helping the two companies leverage their collective resources, including purchasing know-how, manufacturing and other facilities, in order to maximize their respective advantages in the housing market.

Sekisui Chemical and Sekisui House are also considering the possibility of establishing a separate joint company to handle the procurement of materials for both. The Committee is charged with discussing this idea as well.

Outline of the committee

1. Name: Cost-Reduction Committee

2. Date of establishment: April 15, 2005

3. Members: Employees with production and procurement responsibilities plus a representative from each company
Representative from Sekisui Chemical: Managing Director and Head of Corporate Management Strategy Department -- Yoshiyuki Takitani
Representative from Sekisui House: Directors and Managing Executive Officer and Head of Purchasing Department -- Hiroshi Itawaki

4. Items for study:

1) Joint purchasing of interior materials, fittings, and other products
2) Integration of distribution systems
3) Cross-purchasing
4) Cooperation in environmental and recycling efforts

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@gz.sekisuihouse.co.jp


SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

April 15, 2005

By: ____________________
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department